UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 03 November 2026

Commission File Number: 001-43229

Wise Group plc

(Translation of registrant’s name into English)

1st Floor, Worship Square

65 Clifton Street

London EC2A 4JE

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Transaction in Own Shares dated 03 November 2026

Exhibit 99.1

Wise Group plc

Transaction in Own Shares

Wise Group plc (the "Company") announces that from 26 October 2026 up to and including 30 October 2026 it repurchased a total of (i) 549,579 of its Class A ordinary shares on Nasdaq and/or other applicable US trading venues and (ii) 677,776 of its Class A ordinary shares on the London Stock Exchange and other in both cases through Goldman Sachs International or one of its affiliates, as detailed below.

The repurchased Class A ordinary shares will be held in treasury.

Date	Aggregate number of Class A ordinary shares purchased	Volume weighted average price paid per share	Highest price paid per share	Lowest price paid per share	Trading venue
2026-10-26	122,102	GBP 8.2947	GBP 8.3680	GBP 8.1980	XLON
2026-10-26	99,579	USD 11.0395	USD 11.1800	USD 10.9200	NASDAQ
2026-10-27	148,843	GBP 8.2087	GBP 8.2580	GBP 8.1580	XLON
2026-10-27	100,000	USD 10.9071	USD 10.9800	USD 10.8100	NASDAQ
2026-10-28	82,576	GBP 8.1832	GBP 8.2320	GBP 8.1540	XLON
2026-10-28	65,106	GBP 8.1826	GBP 8.2280	GBP 8.1520	CHIX
2026-10-28	150,000	USD 10.8905	USD 10.9500	USD 10.8400	NASDAQ
2026-10-29	123,909	GBP 8.2116	GBP 8.2760	GBP 8.1360	XLON
2026-10-29	100,000	USD 10.9867	USD 11.0700	USD 10.8600	NASDAQ
2026-10-30	124,334	GBP 8.1199	GBP 8.1880	GBP 8.0480	XLON
2026-10-30	4,467	GBP 8.0654	GBP 8.0900	GBP 8.0480	CHIX
2026-10-30	6,439	GBP 8.0708	GBP 8.0900	GBP 8.0500	BATE
2026-10-30	100,000	USD 10.8172	USD 10.9550	USD 10.6200	NASDAQ

The repurchases form part of the Company's share buyback program announced on July 21, 2026 (the "Buyback"). In connection with the Buyback, the Company expects to repurchase up to £405 million (approximately $540 million) of its Class A ordinary shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) and Commission Delegated Regulation (EU) 2016/1052 as such legislation forms part of law in the United Kingdom (the "UK") by virtue of the EU (Withdrawal) Act 2018 (as may be amended, extended and/or supplemented from time to time), a detailed breakdown of individual trades made by Goldman Sachs International on behalf of the Company as part of the Buyback is scheduled to this announcement. This announcement is also being made for the purposes of the UK Financial Conduct Authority's Listing Rule 14.3.17(2).

http://www.rns-pdf.londonstockexchange.com/rns/5027B_1-2026-11-2.pdf

Enquiries

Investor Relations: owners@wise.com

Communications: press@wise.com

Brunswick Group: Wise@brunswickgroup.com
+44 (0) 20 7404 5959

About Wise

Wise is a global technology company, building the best way to move and manage the world's money.

With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too; an entirely new network for the world's money.

In fiscal year 2026, Wise supported around 19 million people and businesses, processing over $240 billion in cross-border transactions and saving customers over $3 billion.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WISE GROUP PLC

Date: 03 November, 2026	By:	/s/ Emmanuel Thomassin
	Name:	Emmanuel Thomassin
	Title:	Chief Financial Officer